SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)

eBay Inc.

(Name of Subject Company (Issuer))

eBay Inc.

(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

With an Exercise Price Equal to or Greater Than $27.01 Per Share

(Title of Class of Securities)

27864210

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael R. Jacobson, Esq.

Senior Vice President, Legal Affairs, General Counsel and Secretary

eBay Inc.

2145 Hamilton Avenue

San Jose, California 95125

(408) 376-7400

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

With a copy to:

Robert A. Koenig, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

Transaction Valuation*	Amount of Filing Fee**
$ 171,136,485	$ 9,549.42

*	Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of eBay Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 57,333,362 shares of eBay Inc. common stock and have an aggregate value of $171,136,485 as of August 5, 2009, calculated using the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,549.42	Filing Party: eBay Inc.
Form or Registration No.: Schedule TO	Date Filed: August 10, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☑

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by eBay Inc. (“eBay”) with the Securities and Exchange Commission on August 10, 2009, as previously amended and supplemented on August 26, 2009, August 28, 2009, September 1, 2009, September 4, 2009 and September 10, 2009. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 6 amends and restates only the item of the Schedule TO that is being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 6 is the final amendment to the Schedule TO and reports the results of the tender offer. This Amendment No. 6 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

Item 4. Terms of the Transaction.

(a) Material Terms

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The option exchange expired on September 11, 2009 at 9:00 p.m. Pacific Daylight Time. A total of 6,089 eligible employees participated in the option exchange. Pursuant to the terms and conditions of the option exchange, eBay accepted for exchange options to purchase an aggregate of 42,629,850 shares of eBay common stock, representing 75% of the total number of options eligible for exchange. All surrendered options were cancelled effective as of the expiration of the option exchange, and immediately thereafter, in exchange therefor: (i) eBay granted a total of 5,046,742 new RSUs under the eBay Inc. 2008 Equity Incentive Award Plan, as amended, or under the eBay Inc. 2003 Deferred Stock Unit Plan, as amended, and the Rules of the eBay Inc. 2003 Deferred Stock Unit Plan for the Grant of Restricted Stock Units to Participants in France; (ii) eBay granted new options with an exercise price of $23.56 per share (representing the per share closing price of eBay common stock on September 11, 2009, as reported on the Nasdaq Global Select Market) to purchase an aggregate of 31,495 shares of eBay common stock under the eBay Inc. 2001 Equity Incentive Plan, as amended; and (iii) eBay will promptly make cash payments in the aggregate amount of $2,004,673.28 (less applicable withholdings and without interest).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2009	eBay Inc.

	By:	/s/ Brian H. Levey
Brian H. Levey Vice President, Deputy General Counsel and Assistant Secretary